

August 12, 2022

Mingjun Lin
Chief Executive Officer
Kaixin Auto Holdings
9/F, Tower A, Dongjin International Center
Huagong Road
Chaoyang District, Beijing 100015
People's Republic of China

Re: Kaixin Auto Holdings
Amendment No. 1 to Registration Statement on Form F-3
Filed July 18, 2022
File No. 333-258450

Dear Mr. Lin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 24, 2021 letter.

Registration Statement on Form F-3

Cover Page

1.   We note your amended disclosure in response to comment 2 and reissue in part. Please discuss the impact recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, may have on the company's ability to conduct business, accept foreign investments, or list on a U.S. or other foreign exchange. In this regard, we note your disclosure that "[i]t is highly uncertain what future impact such modified or new laws and regulations will have on our daily business operations, the ability to accept foreign

investments and our continued listing on the Nasdaq Stock Market." Please also provide a cross-reference to the relevant risk factor(s).

2. Please disclose, if true, that your subsidiaries and/or the VIEs conduct operations in China, that the VIEs are consolidated for accounting purposes but are not entities in which you own equity, and that the holding company does not conduct operations.

3. Please provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and the consolidated VIEs, or to investors, and quantify the amounts where applicable. Please provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

4. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

5. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business are in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash or assets. On the cover page, provide cross-references to these other discussions.

6. We note your response to comment 3 and we reissue the comment in part. Please refrain from using terms such as "we" or "our" when describing activities or functions of a VIE. In this regard, we note references to "our VIEs" throughout the registration statement. Please revise.

7. Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, the consolidated VIEs or investors. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.

Prospectus Summary, page 1

8. Please revise your graphics on pages 2 and 3 so that the text is legible.

9. We note your disclosure that the Cayman Islands holding company controls and receives the economic benefits of the VIEs' business operations through contractual agreements between the VIEs and your Wholly Foreign-Owned Enterprises (WFOEs) and that those

agreements are designed to provide your WFOEs with the power, rights, and obligations equivalent in all material respects to those they would possess as the principal equity holder of the VIE. We also note your disclosure that the VIE structure is used to replicate foreign investment in China-based companies. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIEs. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIEs. Any references to control or benefits that accrue to you because of the VIEs should be limited to a clear description of the conditions you have satisfied for consolidation of the VIEs under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIEs for accounting purposes.

10. We note your disclosure that "our consolidated affiliated Chinese entities do not have to obtain any requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, our subsidiaries and the VIEs in China." Please revise to clarify whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE's operations and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain requisite permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure.

11. As a related matter, please expand your disclosure to discuss how the Cyberspace Administration of China oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. In this regard, we note your disclosure on page 19 that you "are not contrary to the prohibitive provisions stipulated in the currently effective regulations and policies issued by Cyberspace Administration of China to date." Please expand your discussion to include all applicable provisions instead of just the prohibitive provisions.

12. We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any permissions and approvals to operate your business and to offer securities to investors. If true, state as much and explain why such an opinion was not obtained.

13. Please disclose your intentions to settle amounts owed under the VIE agreements. Please also describe any restrictions and limitations on your ability to settle amounts under the VIE agreements. Provide cross-references to the consolidated financial statements.

Risk Factors, page 18

14.   We note your risk factor in your Annual Report on Form 20-F that "[t]he Chinese regulatory authorities could disallow [y]our structure, which could result in a material change in [y]our operations and the value of [y]our securities could decline or become worthless." Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

15.   We note your risk factor disclosure on page 41 of your Annual Report on Form 20-F that "PRC government may intervene or influence" your operations. Given the Chinese government's significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering.

Enforceability of Civil Liabilities, page 51

16.   Please identify if any of your officers or members of senior management are located in the PRC/Hong Kong and identify the relevant individuals. Please also expand your risk factor addressing the challenges of bringing actions and enforcing judgments/liabilities against such individuals.

        Please contact Alyssa Wall at 202-551-8106 or Jennifer López Molina at 202-551-3792 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Ying Li